GREGG APPLIANCES, INC.

4151 East 96th Street

Indianapolis, IN 46240

September 28, 2005

VIA FACSIMILE (202) 772-9204 AND EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Christopher Owings

Re:	Gregg Appliances, Inc.

Registration Statement on Form S-4 (File No. 333-126486)

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Act”), the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above-captioned registration statement filed under the Act (the “Registration Statement”) be accelerated so that the Registration Statement may become effective on September 30, 2005, or as soon thereafter as practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents to the Commission that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

In making this request, the Registrant hereby confirms that it is aware of its obligations under the Act.

Please contact Ann Chamberlain at (212) 705-7207 with any questions or comments.

Very truly yours,

GREGG APPLIANCES, INC.

By:	/s/ Michael D. Stout
Name: Michael D. Stout
Title: Chief Financial Officer